SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                    Form 11-K


(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For The Fiscal Year Ended December 31, 1996

                                       OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from              to

Commission file number     0-6547

          A.   Full title of the plan and the address of the plan,  if different
               from  that  of  the  issuer  named  below:   MCI   Communications
               Corporation 401(k) Plan for Non-Exempt Employees

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: MCI Communications Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                      Page(s)
                                                                      -------

Report of Independent Accountants                                           3

Statements of Net Assets Available for Benefits
at December 31, 1996 and 1995                                               4

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1996 and 1995                   5,6

Notes to Financial Statements                                            7-37

Additional Information:
         Schedule I.
         Schedule of Assets Held for
              Investment Purposes at
              December 31, 1996                                            38

         Schedule II.
         Schedule of Reportable
              Transactions for the year
              ended December 31, 1996                                      39

Signature                                                                  40

Exhibits:
         23.      Consent of Independent Accountants                       41

         99.      Certification Regarding Certain
                  Investment Arrangements                                  42

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative
Committee of the MCI Communications Corporation 401(k) Plan for
Non-Exempt Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees (formerly MCI Consumer Markets 401(k) Plan) and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974, as amended. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP
Washington, D. C.
June 11, 1997

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                    DECEMBER 31
                                                    -----------
                                           1996                      1995
                                      -------------             -------------

Value of interest in master trust     $ 105,131,594             $  63,794,793
                                      -------------             -------------

Net assets available for benefits     $ 105,131,594             $  63,794,793
                                      =============             =============


























See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                         401(K) FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

ADDITIONS
---------

Contributions:
  Participants                                                   $  14,924,229
  Non-cash employer                                                  7,469,320
  Rollovers                                                            524,098
  Transfers from ESOP                                                  178,370
                                                                --------------
         Total contributions                                        23,096,017
                                                                --------------

Earnings on investments:
  Interest on participant loans                                        349,003
  Interest on guaranteed investment contracts                          930,446
  Dividends on common stock                                             79,756
  Net gain on sale of common stock                                     195,393
  Unrealized appreciation of assets                                  9,887,614
  Net gain from registered investment companies                      3,977,511
                                                                --------------
         Total earnings on investments                              15,419,723
                                                                --------------

         Total additions                                            38,515,740
                                                                --------------

DEDUCTIONS
----------

Participant benefit payments                                         7,538,970
Account maintenance fees                                                42,313
                                                                --------------

         Net increase                                               30,934,457

Net interplan transfers                                             10,402,344

Net assets available for benefits,
  beginning of year                                                 63,794,793
                                                                --------------
Net assets available for benefits,
  end of year                                                    $ 105,131,594
                                                                ==============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                         401(K) FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995


ADDITIONS
---------

Contributions:
  Participants                                                   $  11,782,088
  Non-cash employer                                                  6,565,128
  Rollovers                                                            835,393
                                                                --------------
         Total contributions                                        19,182,609
                                                                --------------

Earnings on investments:
  Interest on participant loans                                        160,175
  Interest on guaranteed investment contracts                          716,230
  Dividends on common stock                                             57,302
  Net gain on sale of common stock                                     574,244
  Unrealized appreciation of assets                                  8,783,448
  Net gain from registered investment companies                      4,988,370
                                                                --------------
         Total earnings on investments                              15,279,769
                                                                --------------

         Total additions                                            34,462,378
                                                                --------------

DEDUCTIONS
----------

Participant benefit payments                                         6,277,580

Account maintenance fees                                                28,494
                                                                --------------

         Net increase                                               28,156,304

Net interplan transfers                                             (2,463,858)

Net assets available for benefits,
  beginning of year                                                 38,102,347
                                                                --------------
Net assets available for benefits,
  end of year                                                    $  63,794,793
                                                                ==============

See accompanying notes to the financial statements.

                         MCI COMMUNICATIONS CORPORATION
                         401(K) FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1996 and 1995

NOTE 1- DESCRIPTION OF THE PLAN

     The following brief description of the MCI Communications Corporation 401(k) Plan for Non-Exempt Employees (the "Plan" or "401(k)") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Effective January 1, 1996, the MCI Consumer Markets 401(k) and Employee Stock Ownership Plan and the MCI Communications Corporation Employee Stock Ownership and 401(k) Plan ("MCI Plan") were restructured and renamed the MCI Communications Corporation Employee Stock Ownership and 401(k) Plan for Non-Exempt Employees ("Non-Exempt Plan") and the MCI Communications Corporation Employee Stock Ownership and 401(k) Plan for Exempt Employees ("Exempt Plan"), respectively. Also, the plan sponsorship changed from MCIT to the Company. The MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees is comprised of two parts: Part I is an employee stock ownership plan ("ESOP"), Part II is the 401(k) Plan. The accompanying financial statements are solely those of Part II and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees taken as a whole. The Company separately prepares an annual report on the overall MCI Communications Corporation ESOP and 401(k) plan for Non-Exempt Employees which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

     The assets of this Plan are combined with those of the Exempt Plan into the MCI Communications Corporation Defined Contribution Master Trust. This arrangement facilitates the administration of the Plans as described below. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

Contributions
-------------

     The Plan is a defined contribution, deferred savings plan. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. As a result of the restructuring of the Plan, the Plan was amended to include all non-exempt participants from the MCI Plan. (A non-exempt employee is an employee who is not exempt from the maximum hours limitation under the Fair Labor Standards Act of 1938, as amended). All exempt participants in the Plan were transferred to the Exempt Plan. No further modifications were made to the Plan's provisions. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the Company on behalf of such employees ("Elective Contributions"). The first 6% of each participant's Elective Contributions is eligible for a Company matching contribution in the form of MCI Communications Corporation Common Stock. The Company provides a matching contribution of $.67 for each eligible dollar of Elective Contributions made to the Plan. The Company's matching contribution is made biweekly and is determined by the closing price of MCI Communications Corporation Common Stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and the Company transfers these contributions to the Plan each pay period. Participants vest in the Company's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service.

     Effective July 1, 1995, the Plan decreased the number of investment options from sixteen to seven funds. Participants with balances in the funds that were eliminated were allowed to reallocate their fund balances into the seven remaining funds. Elective Contributions are invested in any of the seven investment funds in accordance with participants' instructions. The available investment funds as of July 1, 1995 are:

       -      MCI Common Stock Fund

                   A fund investing in MCI Communications Corporation Common Stock. These shares of stock are qualified employer securities as defined by ERISA.
                                     Page 8

       -      EuroPacific Growth Fund

                   A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund is a member of the American Funds Group and is managed by Capital Research and Management Company.

       -      Dreyfus S&P 500 Stock Index Portfolio

                   An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

       -      Putnam Voyager Fund

                   A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

       -      Putnam New Opportunities Fund

                   A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee.

       -      Putnam Balanced Retirement Fund

                   A growth and income fund invested in a diversified portfolio of equity and debt securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's trustee.

       -      Stable Asset Fund

                   The fund consists primarily of guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 8.08% at December 31, 1996.

         The following guaranteed investment contracts were held individually by the Master Trust as of December 31:

                                                Contract Value
                                          -------------------------
                                                                     Contract
                                              1996        1995         Rate
                                          ------------ ------------    ----
         Aetna Life Insurance             $ 20,306,182 $ 19,041,899    6.63%

         Allstate Life Insurance             6,474,248    6,113,549    5.90%

         Allstate Life Insurance             4,000,628            0    5.90%

         John Hancock Mutual Life Insurance 14,261,226   13,198,728    8.05%

         Metropolitan Life Insurance                 0   13,623,754    8.96%

         New York Life Insurance             8,847,294    8,281,679    6.82%

         New York Life Insurance             5,803,475    5,369,604    8.08%

         Pacific Mutual Life Insurance       4,642,586            0    7.30%

         Pacific Mutual Life Insurance       1,287,816            0    7.36%

         Peoples Security Insurance Company  7,000,905    7,400,229    5.72%

         Peoples Security Insurance Company  5,220,011    5,219,396    5.86%

         Principal Mutual Life Insurance     3,409,732            0    6.60%

         Principal Mutual Life Insurance             0   14,445,534    9.10%

         Prudential Life Insurance           6,028,870    5,634,458    7.00%

         TransAmerica Life Insurance         3,423,163    3,426,163    5.60%

         TransAmerica Life Insurance         4,071,194    2,543,520    7.25%

         This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

     Participant Accounts
     ---------------------------

     Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Stock Fund which is recorded on a per share basis. The Plan is processed on a daily valuation basis.

     Participants may transfer all or part of the balance in their Elective Contributions and related earnings from one fund to another once each calendar month. Participants may reallocate their matching contributions balance that is 100% vested as of the prior year end once per plan year. Participants may change the allocation of their future contributions among the funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

     Certain participants have the right to diversify a portion of their account in the ESOP, Part I of the Non-Exempt Plan, and transfer that portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a participant in the ESOP for at least 10 years, are eligible to diversify under these provisions. During 1996, 5,319 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $136,299 were transferred from the ESOP to the 401(k) pursuant to these provisions. There were no diversifications to the 401(k) during 1995. Participants who are 100% vested are permitted to diversify amounts in their Matching Contribution account once per calendar year. During 1996 and 1995, 39,393 and 19,130 shares of MCI Communications Corporation Common Stock at a fair market value on the diversification date of $1,097,807 and $456,683, respectively, were transferred from the Employer Matching Contributions accounts to the Elective Contributions accounts pursuant to these provisions.


Participant Loans
----------------------

     The Plan allows participants to borrow up to one-half of the vested account balance (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Effective January 1, 1995, the Plan charges a $30 origination fee for loans. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in THE WALL STREET JOURNAL, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During Plan years ended December 31, 1996 and 1995, $3,598,955 and $2,052,500 in loans were disbursed and principal repayments of $1,783,718 and $997,674, respectively, were made.

Participant Benefit Payments
------------------------------------

     Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of the Company. However, the account of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant is under age 59 1/2 and can demonstrate an economic hardship (as defined in the
     Plan). A participant who has attained age 59 1/2 may withdraw all or any portion of his Elective Contributions account in accordance with the terms of the Plan. Upon termination of employment, a participant receives all vested assets in accounts established on his behalf under the Plan. Non-vested portions of a terminated participant's accounts are forfeited and used to offset future Company matching contributions. Effective January 1, 1995, participants who terminate employment and elect to keep their funds in the Plan are charged a $20 annual account maintenance fee. The Plan was amended effective January 24, 1995, to provide for the distribution in a lump sum of terminated participant accounts with a vested balance of less than $3,500. This distribution generally occurs no sooner than six months after the participant's termination of employment date. As of December 31, 1996 and 1995, forfeitures included in the Plan were $990,812 and $655,370, respectively, which included 28,996 and 23,585 forfeited shares of MCI Communications Corporation Common Stock, at year-end fair market values of $947,792 and $616,158, respectively.

Plan Administration
-------------------------

     The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. The Company is the plan administrator and has appointed an Administrative Committee to administer the Plan. The Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. The Company reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of ERISA. The Company has not expressed any intent to discontinue its contributions nor to terminate the Plan.

     The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investments, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.

NOTE 2 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period, such as those regarding fair value. Actual results could differ from those estimates.

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's Common Stock to participants is at the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income. During 1996, the Plan adopted American Institute of Certified Public Accountants Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." Defined contribution plans should report fully-benefit responsive investment contracts at contract value, which may or may not be equal to fair value, and all other investment contracts at fair value. All guaranteed investment contracts held by the Plan at December 31, 1996, and 1995 were fully-benefit responsive, and therefore are valued at contract value.

Participant loans are valued at cost which approximates fair value.

Administrative expenses of the Plan are paid by the Company.

NOTE 3 - MASTER TRUST

MCI Communications Corporation established the MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust"), for the purpose of facilitating administration of the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

Effective November 20, 1996, the assets of the Darome Teleconferencing, Inc. 401(k) Plan were transferred into the MCI Communications Corporation Defined Contribution Master Trust. The Darome Teleconferencing, Inc. 401(k) Plan had a specific interest in the Master Trust of $658,541 representing approximately
 .08% of the net assets of the Master Trust as of December 31, 1996.

The Master Trust consists of a pool of individual investments in which the Exempt Plan, the Darome Teleconferencing, Inc. 401(k) Plan, and the Plan have shared participation through Master Trust units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust. The Plan had a specific interest in the Master Trust of $105,131,594 and $63,794,793 representing approximately 13% and 11% of the net assets of the Master Trust as of December 31, 1996 and 1995, respectively.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:


                                                                                      Percentage Interest
                                               Master Trust                           -------------------
         Plan Name                          Investment Account                        12/31/96         12/31/95
---------------------            ----------------------------------                   --------         --------

MCI Communications               EuroPacific Growth Fund                                88.39%           87.35%
  Corporation                    Dreyfus S&P 500 Stock Index                            88.44%           88.43%
  401(k) Plan                    Putnam Voyager Fund                                    90.92%           92.20%
  For Exempt                     Putnam Balanced Retirement Fund                        86.21%           87.94%
  Employees                      Stable Asset Fund                                      86.40%           90.52%
  EIN: 52-0886267                Putnam New Opportunities                               88.34%           88.39%
                                 MCI Common Stock                                       85.88%           88.40%
                                 Participant Loans                                      80.73%           87.88%


MCI Communications               EuroPacific Growth Fund                                11.33%           12.65%
 Corporation                     Dreyfus S&P 500 Stock Index                            11.41%           11.57%
 401(k) Plan                     Putnam Voyager Fund                                    09.08%           07.80%
 For Non-Exempt                  Putnam Balanced Retirement Fund                        13.25%           12.06%
 Employees                       Stable Asset Fund                                      13.35%           09.48%
EIN: 52-0886267                  Putnam New Opportunities                               11.60%           11.61%
                                 MCI Common Stock                                       14.12%           11.60%
                                 Participant Loans                                      19.18%           12.12%


Darome                           EuroPacific Growth Fund                                00.28%           00.00%
 Teleconferencing,               Dreyfus S&P 500 Stock Index                            00.15%           00.00%
 Inc. 401(k) Plan                Putnam Voyager Fund                                    00.00%           00.00%
EIN: 13-2745892                  Putnam Balanced Retirement Fund                        00.53%           00.00%
                                 Stable Asset Fund                                      00.25%           00.00%
                                 Putnam New Opportunities                               00.06%           00.00%
                                 MCI Common Stock                                       00.00%           00.00%
                                 Participant Loans                                      00.09%           00.00%





The following pages present the net assets available for benefits and changes in net assets available for benefits for the Master Trust in which the Plan, the Exempt Plan, and the Darome Teleconferencing, Inc. 401(k) Plan participate.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth        S&P 500       Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------- -------------
              ------

Contributions receivable:
  Employee                                                    $        727  $        427  $        838  $        182
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contributions receivable                                     727           427           838           182


Non-interest bearing cash                                                0             0            16       628,668

Other receivables                                                      938        24,358        34,113     7,882,658

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                             227        27,198         4,705     2,136,200
  Registered investment companies                               25,677,109    77,615,093*  133,656,939*            0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0    94,780,330*
                                                              ------------- ------------- ------------- -------------
Total assets                                                    25,679,001    77,667,076   133,696,611   105,428,038
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                  21,541        24,835        34,943       158,253
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $ 25,657,460  $ 77,642,241  $133,661,668  $105,269,785
                                                              ============= ============= ============= =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees                        $ 22,678,619  $ 68,670,124  $121,528,239  $ 90,950,784
  MCI 401(k) Plan for Non-Exempt Employees                       2,907,841     8,857,738    12,133,429    14,054,922
  Darome Teleconferencing, Inc. 401(k) Plan                         71,000       114,379             0       264,079
                                                              ------------- ------------- ------------- -------------
Total                                                         $ 25,657,460  $ 77,642,241  $133,661,668  $105,269,785
                                                              ============= ============= ============= =============

*Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                       Putnam        Putnam         MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                     ------------- ------------- ------------- ------------ -------------
        ------

Contributions receivable:
  Employee                                         $      1,348  $        288  $      1,135  $         0  $      4,945
  Employer                                                    0             0         2,199            0         2,199
                                                   ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                        1,348           288         3,334            0         7,144

Non-interest bearing cash                                     0             0             0            0       628,684

Other receivables                                        74,230         4,712       109,760            0     8,130,769

Investments, at fair value:
  Common stock                                                0             0   369,352,337*           0   369,352,337
  Common/collective trusts                               43,655         4,536         8,844            0     2,225,365
  Registered investment companies                    52,455,498*   29,329,101             0            0   318,733,740
  Participant loans                                           0             0             0   26,210,945    26,210,945

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0    94,780,330
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                         52,574,731    29,338,637   369,474,275   26,210,945   820,069,314
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                       75,514         4,993            67            0       320,146
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $ 52,499,217  $ 29,333,644  $369,474,208  $26,210,945  $819,749,168
                                                   ============= ============= ============= ============ =============
Participating Plan Interests
----------------------------
  MCI 401(k) Plan for Exempt Employees             $ 46,378,741  $ 25,289,835  $317,302,646  $ 21,160,045 $713,959,033
  MCI 401(k) Plan for Non-Exempt Employees            6,090,028     3,887,960    52,171,562     5,028,114  105,131,594
  Darome Teleconferencing, Inc. 401(k) Plan              30,448       155,849             0        22,786      658,541
                                                   ------------- ------------- ------------- ------------- ------------
Total                                              $ 52,499,217  $ 29,333,644  $369,474,208  $ 26,210,945 $819,749,168
                                                   ============= ============= ============= ============= ============

*Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                               EuroPacific     Dreyfus       Putnam        Stable
                                                                 Growth        S&P 500       Voyager        Asset
                                                                  Fund       Stock Index      Fund          Fund
              ASSETS                                          ------------- ------------- ------------- -------------
              ------

Contributions receivable:
  Employee                                                    $     14,237  $     22,898  $     46,507  $     40,196
  Employer                                                               0             0             0             0
                                                              ------------- ------------- ------------- -------------
    Total contributions receivable                                  14,237        22,898        46,507        40,196


Non-interest bearing cash                                            1,652        72,460        88,919       144,577

Other receivables                                                  258,009       334,968        60,967         1,478

Investments, at fair value:
  Common stock                                                           0             0             0             0
  Common/collective trusts                                              14        12,491         1,703     1,584,427
  Registered investment companies                               14,850,336    58,410,869*  107,447,827*            0
  Participant loans                                                      0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                               0             0             0   104,298,513*
                                                              ------------- ------------- ------------- -------------
Total assets                                                    15,124,248    58,853,686   107,645,923   106,069,191
                                                              ------------- ------------- ------------- -------------
            LIABILITIES
            -----------
Operating payables                                                 258,009       334,957        88,909        25,089
                                                              ------------- ------------- ------------- -------------

Net assets available for benefits                             $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============
Participating Plan Interests
----------------------------
  MCI Communications Retirement Savings Plan                  $ 12,985,468  $ 51,748,402  $ 99,167,158  $ 95,991,937
  MCI Consumer Markets 401(k) Plan                               1,880,771     6,770,327     8,389,856    10,052,165
                                                              ------------- ------------- ------------- -------------
Total                                                         $ 14,866,239  $ 58,518,729  $107,557,014  $106,044,102
                                                              ============= ============= ============= =============


*        Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                       Putnam        Putnam         MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
        ASSETS                                     ------------- ------------- ------------- ------------ -------------
        ------

Contributions receivable:
  Employee                                         $     26,865  $     19,313  $     51,919  $         0  $    221,935
  Employer                                                    0             0       126,693            0       126,693
                                                   ------------- ------------- ------------- ------------ -------------
    Total contributions receivable                       26,865        19,313       178,612            0       348,628


Non-interest bearing cash                                     0             0             0            0       307,608

Other receivables                                        17,119       177,650             0            0       850,191

Investments, at fair value:
  Common stock                                                0             0   246,431,822*           0   246,431,822
  Common/collective trusts                                1,395         1,213        22,393            0     1,623,636
  Registered investment companies                    28,406,193    19,099,867             0            0   228,215,092
  Participant loans                                           0             0             0   20,447,333    20,447,333

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0   104,298,513
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                         28,451,572    19,298,043   246,632,827   20,447,333   602,522,823
                                                   ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                            0       193,585             0            0       900,549
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============
Participating Plan Interests
----------------------------
  MCI Communications Retirement Savings Plan       $ 25,147,778  $ 16,800,069  $218,017,594  $17,969,075  $537,827,481
  MCI Consumer Markets 401(k) Plan                    3,303,794     2,304,389    28,615,233    2,478,258    63,794,793
                                                   ------------- ------------- ------------- ------------ -------------
Total                                              $ 28,451,572  $ 19,104,458  $246,632,827  $20,447,333  $601,622,274
                                                   ============= ============= ============= ============ =============

*  Investment represents 5% or more of the Trust's net assets.

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                            EuroPacific    Dreyfus       Putnam      Stable       Putnam       Putnam
                                              Growth      S&P 500        Voyager     Asset         New         Balanced
                                               Fund      Stock Index      Fund        Fund      Opportunities  Retirement
ADDITIONS                                   ------------ ------------  ----------- ----------- -------------- ------------
---------

Contributions:
  Participants                              $ 7,252,491  $11,138,992 $  21,643,332 $ 10,657,509  $14,051,271   $ 7,166,398
  Non-cash employer                                   0            0             0            0            0             0
  Rollovers                                     738,656      722,245     1,607,984      906,949    1,969,435       684,448
  Transfers from ESOP                            84,030       86,897       334,056       92,767      343,735       123,300
                                            ------------ ------------   -----------  ----------- -------------- ----------
    Total contributions                       8,075,177   11,948,134    23,585,372   11,657,225   16,364,441     7,974,146
                                            ------------ ------------  -----------  ----------- --------------- ----------
Earnings on investments:
  Interest on participant loans                       0            0             0            0            0             0
  Interest on guaranteed investment contracts         0            0             0    7,188,820            0             0
  Dividends on common stock                           0            0             0            0            0             0
  Net gain on sale of common stock                    0            0             0            0            0             0
  Unrealized appreciation of assets                   0            0             0            0            0             0
  Net gain from registered investment
    companies                                 3,598,035   14,154,926    14,497,797            0    3,295,115     3,239,957
                                            ------------ ------------  ------------  ----------- ------------ ------------
    Total earnings on investments             3,598,035   14,154,926    14,497,797    7,188,820    3,295,115     3,239,957
                                            ------------ ------------  ------------  ----------- ------------ ------------
Total additions                              11,673,212   26,103,060    38,083,169   18,846,045   19,659,556    11,214,103

DEDUCTIONS
----------
Participant benefit payments                    984,231    3,597,461     6,993,973    8,873,275    2,135,703     1,520,211

Account maintenance fees                          6,163       14,225        27,072       27,308       11,396         7,390
                                            ------------ ------------  ------------  ----------- ------------ ------------
Net increase                                 10,682,818   22,491,374    31,062,124    9,945,462   17,512,457     9,686,502

Transfers from (to):
  Other master trust investment accounts        137,996   (2,725,774)   (3,558,778)  (9,805,983)   6,817,424       575,236
  Net loans                                     (96,843)    (788,574)   (1,439,817)  (1,215,837)    (313,333)     (182,289)
  Western Union International Collectively
    Bargained Plan                                  215       38,526        41,125       42,069           88            29
  Darome Teleconferencing, Inc. 401(k) Plan      67,035      107,960             0      259,972       31,009       149,708

Net assets available for benefits, at
  beginning of year                          14,866,239   58,518,729   107,557,014  106,044,102   28,451,572    19,104,458
                                            ------------ ------------  -----------  ----------- ------------   -----------
Net assets available for benefits, at
  end of year                               $25,657,460  $77,642,241 $ 133,661,668 $105,269,785  $52,499,217   $29,333,644
                                            ============ ============  =========== ============ ============  ============

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     MCI          Participant       Total
                                                    Common           Loans
                                                    Stock
ADDITIONS                                      --------------  ---------------    ------------
---------

Contributions:
  Participants                                  $  16,670,642    $           0   $  88,580,635
  Non-cash employer                                42,788,843                0      42,788,843
  Rollovers                                           977,692                0       7,607,409
  Transfers from ESOP                                  53,920                0       1,118,705
                                                -------------    -------------   -------------
    Total contributions                            60,491,097                0     140,095,592
                                                -------------    -------------   -------------
Earnings on investments:
  Interest on participant loans                             0        1,978,777       1,978,777
  Interest on guaranteed investment contracts               0                0       7,188,820
  Dividends on common stock                           525,391                0         525,391
  Net gain on sale of common stock                  1,003,548                0       1,003,548
  Unrealized appreciation of assets                69,875,942                0      69,875,942
  Net gain from registered investment
    companies                                               0                0      38,785,830
                                                -------------    -------------   -------------
     Total earnings on investments                 71,404,881        1,978,777     119,358,308
                                                -------------    -------------   -------------
Total additions                                   131,895,978        1,978,777     259,453,900

DEDUCTIONS
----------
Participant benefit payments                       16,137,642        1,801,966      42,044,462
Account maintenance fees                               47,232                0         140,786
                                                -------------    -------------   -------------
Net increase                                      115,711,104          176,811     217,268,652
Transfers from (to):
  Other master trust investment accounts            8,559,879                0               0
  Net loans                                        (1,514,441)       5,551,134               0
  Western Union International Collectively
    Bargained Plan                                     84,839           10,786         217,677
  Darome Teleconferencing, Inc. 401(k) Plan                 0           24,881         640,565

Net assets available for benefits, at
  beginning of year                               246,632,827       20,447,333     601,622,274
                                                -------------    -------------   -------------
Net assets available for benefits, at
  end of year                                   $ 369,474,208    $  26,210,945   $ 819,749,168
                                                =============    =============   =============

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                            EuroPacific    Putnam       Scudder     Dreyfus      Putnam     Putnam      Putnam
                                              Growth      Balanced      Income      S&P 500     Growth &   Investors     Vista
                                               Fund         Fund         Fund     Stock Index    Income      Fund        Fund
ADDITIONS                                   ------------ ------------ ----------- ------------ ----------- ---------- -----------
---------

Contributions:
  Participants                              $ 5,251,972  $ 1,248,922  $  577,090  $ 8,827,241  $  565,945  $ 123,673 $   243,681
  Non-cash employer                                   0            0           0            0           0          0           0
  Rollovers                                     791,446      241,301     119,561      745,493     227,021     37,701      90,302
  Transfers from ESOP                            66,721            0           0       54,377           0          0           0
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total contributions                       6,110,139    1,490,223     696,651    9,627,111     792,966    161,374     333,983
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
Earnings on investments:
  Interest on participant loans                       0            0           0            0           0          0           0
  Interest on guaranteed investment contracts         0            0           0            0           0          0           0
  Dividends on common stock                           0            0           0            0           0          0           0
  Net gain on sale of common stock                    0            0           0            0           0          0           0
  Unrealized appreciation of assets                   0            0           0            0           0          0           0
  Net gain from registered investment
    companies                                 1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
    Total earnings on investments             1,280,651      710,463     247,679   14,536,948     432,773    109,244     208,851
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
Total additions                               7,390,790    2,200,686     944,330   24,164,059   1,225,739    270,618     542,834

DEDUCTIONS
----------
Participant benefit payments                    530,494      195,674      79,766    2,450,337      61,244     10,369      24,012

Account maintenance fees                          3,587          920         440       11,812         340        130         168
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net increase                                  6,856,709    2,004,092     864,124   21,701,910   1,164,155    260,119     518,654

Transfers from (to):
  Other master trust investment accounts      1,567,927   (5,496,998) (2,728,202)   1,451,525  (3,060,910)  (678,260) (1,514,509)
  Net loans                                      (5,685)     (31,753)     (7,405)    (710,327)    (15,566)   (12,686)      7,781
  Western Union International Collectively
    Bargained Plan                                    0            0           0        7,922           0          0           0

Net assets available for benefits, at
  beginning of year                           6,447,288    3,524,659   1,871,483   36,067,699   1,912,321    430,827     988,074
                                            ------------ ------------ ----------- ------------ ----------- ---------- -----------
Net assets available for benefits, at
  end of year                               $14,866,239  $         0  $        0  $58,518,729  $        0  $       0  $        0
                                            ============ ============ =========== ============ =========== ========== ===========


                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              Putnam        Putnam       Putnam      Putnam       Putnam      Putnam
                                              Voyager     Convertible  High Yield Global Gov't OTC Emerging Diversified
                                               Fund      Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                  ------------- ------------- ---------- ------------ ------------ -----------
---------

Contributions:
  Participants                             $ 16,872,907  $    198,879  $ 130,518  $    60,923  $ 1,036,061  $   81,012
  Non-cash employer                                   0             0          0            0            0           0
  Rollovers                                   1,286,559        59,077     25,654        7,986      189,639      26,713
  Transfers from ESOP                            81,661             0          0            0            0           0
                                           ------------- ------------- ---------- ------------ ------------ -----------
    Total contributions                      18,241,127       257,956    156,172       68,909    1,225,700     107,725
                                           ------------- ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                       0             0          0            0            0           0
  Interest on guaranteed investment contracts         0             0          0            0            0           0
  Dividends on common stock                           0             0          0            0            0           0
  Net gain on sale of common stock                    0             0          0            0            0           0
  Unrealized appreciation of assets                   0             0          0            0            0           0
  Net gain from registered investment
    companies                                28,079,036       107,684     57,739       16,807      663,984      40,082
                                          ------------- ------------- ---------- ------------ ------------ -----------
     Total earnings on investments           28,079,036       107,684     57,739       16,807      663,984      40,082
                                           ------------- ------------- ---------- ------------ ------------ -----------
Total additions                              46,320,163       365,640    213,911       85,716    1,889,684     147,807

DEDUCTIONS
----------
Participant benefit payments                  5,020,074        12,105     17,737        4,797      109,631      19,295

Account maintenance fees                         21,203           239        136           42          646          58
                                           ------------- ------------- ---------- ------------ ------------ -----------
Net increase                                 41,278,886       353,296    196,038       80,877    1,779,407     128,454

Transfers from (to):
  Other master trust investment accounts      4,780,658    (1,045,665)  (611,710)    (296,290)  (4,812,448)   (485,856)
  Net loans                                  (1,268,072)      (21,765)      (442)       1,853      (10,051)     (5,941)
  Western Union International Collectively
    Bargained Plan                               31,562             0          0            0            0           0

Net assets available for benefits, at
  beginning of year                          62,733,980       714,134    416,114      213,560    3,043,092     363,343
                                          ------------- ------------- ---------- ------------ ------------ -----------
Net assets available for benefits, at
  end of year                              $107,557,014  $          0  $       0  $         0  $         0  $        0
                                           ============= ============= ========== ============ ============ ===========

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Stable        Putnam         Putnam         MCI
                                                  Asset          New         Balanced      Common      Participant
                                                  Fund      Opportunities   Retirement      Stock         Loans         Total
ADDITIONS                                     ------------- ------------- ------------- ------------- ------------- -------------
---------

Contributions:
  Participants                                $ 11,915,844  $  5,436,882  $  3,080,954  $ 15,451,668  $          0  $ 71,104,172
  Non-cash employer                                      0             0             0    38,743,079             0    38,743,079
  Rollovers                                      1,214,460     1,006,870       396,986       752,466             0     7,219,235
  Transfers from ESOP                              334,063        55,454        53,836        75,926             0       722,038
                                              ------------- ------------- ------------- ------------- ------------- -------------
    Total contributions                         13,464,367     6,499,206     3,531,776    55,023,139             0   117,788,524
                                              ------------- ------------- ------------- ------------- ------------- -------------
Earnings on investments:
  Interest on participant loans                          0             0             0             0     1,668,598     1,668,598
  Interest on guaranteed investment contracts    7,160,055             0             0             0             0     7,160,055
  Dividends on common stock                              0             0             0       456,852             0       456,852
  Net gain on sale of common stock                       0             0             0     2,798,630             0     2,798,630
  Unrealized appreciation of assets                      0             0             0    66,162,577             0    66,162,577
  Net gain from registered investment
    companies                                            0     5,545,511     1,701,843             0             0    53,739,295
                                              ------------- ------------- ------------- ------------- ------------- -------------
     Total earnings on investments               7,160,055     5,545,511     1,701,843    69,418,059     1,668,598   131,986,007
                                              ------------- ------------- ------------- ------------- ------------- -------------
Total additions                                 20,624,422    12,044,717     5,233,619   124,441,198     1,668,598   249,774,531

DEDUCTIONS
----------
Participant benefit payments                     8,079,761       722,038       558,121    14,459,032     1,480,795    33,835,282

Account maintenance fees                            28,684         3,424         2,619        34,554             0       109,002
                                              ------------- ------------- ------------- ------------- ------------- -------------
Net increase                                    12,515,977    11,319,255     4,672,879   109,947,612       187,803   215,830,247

Transfers from (to):
  Other master trust investment accounts        (5,022,366)   12,473,352    14,416,962    (8,937,210)            0             0
  Net loans                                     (1,493,070)       40,952        14,617      (791,294)    4,308,854             0
  Western Union International Collectively
    Bargained Plan                                  40,298             0             0        39,706         9,350       128,838

Net assets available for benefits, at
  beginning of year                            100,003,263     4,618,013             0   146,374,013    15,941,326   385,663,189
                                              ------------- ------------- ------------- ------------- ------------- -------------
Net assets available for benefits, at
  end of year                                 $106,044,102  $ 28,451,572  $ 19,104,458  $246,632,827  $ 20,447,333  $601,622,274
                                              ============= ============= ============= ============= ============= =============

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
                     SCHEDULE OF MASTER TRUST PARTICIPATION


                                        Current Value of Interest                         Year Ended December 31, 1996
                              ---------------------------- ------------------------------------------------------ ------------------
                                                                            Participant
                              December 31,   December 31,                     Benefit                                      Net
Investment Account Interest:     1996          1995       Contributions      Payments      Net Loans   Net Transfers  Appreciation
                             -------------- -------------- -------------- ---------------- ------------ ------------- --------------

EuroPacific Growth Fund       $   2,907,841  $   1,880,771  $   1,133,489  $     (161,800) $    (49,274) $   (296,612) $     401,267
Dreyfus S&P 500 Stock Index       8,857,738      6,770,327      1,643,234        (469,745)     (155,189)     (520,476)     1,589,587
Putnam Voyager Fund              12,133,429      8,389,856      3,230,931        (958,104)     (358,363)      562,608      1,266,501
Putnam Balanced Retirement Fund   3,887,960      2,304,389      1,457,404        (287,810)      (47,079)       38,806        422,250
Stable Asset Fund                14,054,922     10,052,165      2,401,827      (1,575,013)     (379,240)    2,624,737        930,446
Putnam New Opportunities          6,090,028      3,303,794      2,445,921        (337,779)      (77,620)      457,806        297,906
MCI Common Stock                 52,171,562     28,615,233     10,783,211      (3,441,751)     (399,469)    6,451,575     10,162,763
Participant Loans
 interest rates range 7% - 11%)   5,028,114      2,478,258              0        (349,281)    1,466,234     1,083,900        349,003
                             -------------- -------------- -------------- --------------- ------------- ------------- --------------
       Total                  $ 105,131,594  $  63,794,793  $  23,096,017  $   (7,581,283) $          0  $ 10,402,344  $  15,419,723
                             ============== ============== ============== =============== ============= ============= ==============



NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1996 and 1995 are presented on the following pages.

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                         EuroPacific     Dreyfus       Putnam        Stable
                                                           Growth        S&P 500      Voyager         Asset
                                                            Fund       Stock Index      Fund          Fund
                                                        ------------- ------------- ------------- -------------
              ASSETS
              ------

Contributions receivable:
  Employee                                               $        89  $        52  $       117  $          117
  Employer                                                         0            0            0               0
Other receivables                                              1,375        1,923        6,553         961,312
                                                         ------------ ------------ ------------ ---------------
    Total receivables                                          1,464        1,975        6,670         961,429


Non-interest bearing cash                                          0            0            1          83,936

Investments, at fair value:
  Common stock                                                     0             0             0             0
  Common/collective trusts                                        26         3,103           427       285,211
  Registered investment companies                          2,910,068     8,854,641*   12,133,001*            0
  Participant loans                                                0             0             0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0             0             0    12,757,728
                                                        ------------- ------------- ------------- -------------
Total assets                                               2,911,558     8,859,719    12,140,099    14,088,304
                                                        ------------- ------------- ------------- -------------

            LIABILITIES
            -----------

Operating payables                                             3,717         1,981         6,670        33,382
                                                        ------------- ------------- -------------- ------------

Net assets available for benefits                       $  2,907,841  $  8,857,738  $ 12,133,429  $ 14,054,922
                                                        ============= ============= ============= =============

*  Investment represents 5% or more of the Plan's net assets.


                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                                         Putnam        Putnam        MCI
                                                          New         Balanced      Common      Participant
                                                     Opportunities   Retirement      Stock         Loans         Total
                                                     ------------- ------------- ------------- ------------- ---------
              ASSETS
              ------
Contributions receivable:
  Employee                                            $        199  $       114 $        147  $         0 $        836
  Employer                                                       0            0          508            0          508
Other receivables                                              639           52       25,658            0      997,512
                                                       ------------ ------------ ------------ ------------ -----------
    Total receivables                                          838          166       26,313            0      998,856

Non-interest bearing cash                                        0            0            0            0       83,937

Investments, at fair value:
  Common stock                                                   0            0   52,144,009*           0   52,144,009
  Common/collective trusts                                   5,064          601        1,249            0      295,681
  Registered investment companies                        6,084,956*   3,887,359            0            0   33,870,025
  Participant loans                                              0            0            0    5,028,114*   5,028,114

Investments, at contract value:
  Value of guaranteed investment contracts                       0            0            0            0   12,757,728
                                                      ------------- ------------ ------------ ------------ -----------
Total assets                                             6,090,858    3,888,126   52,171,571    5,028,114  105,178,349
                                                      ------------- ------------ ------------ ------------ -----------

            LIABILITIES
            -----------

Operating payables                                             830          166            9            0       46,755
                                                      ------------- ------------ ------------ ------------ -----------

Net assets available for benefits                     $  6,090,028   $3,887,960 $ 52,171,562  $ 5,028,114 $105,131,594
                                                      ============= ============ ============ ============ ===========

*  Investment represents 5% or more of the Plan's net assets.

                                     Page 28

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                          EuroPacific   Dreyfus      Putnam        Stable
                                                            Growth      S&P 500      Voyager        Asset
                                                             Fund     Stock Index      Fund         Fund
                                                         ------------ ------------ ------------ -------------
              ASSETS
              ------

Contributions receivable:
  Employee                                               $    14,237  $    22,898  $    46,507  $     40,196
  Employer                                                         0            0            0             0
Other receivables                                             32,425       40,872        1,314           140
                                                         ------------ ------------ ------------ -------------
    Total receivables                                         46,662       63,770       47,821        40,336

Non-interest bearing cash                                        209        8,383        6,936        13,705

Investments, at fair value:
  Common stock                                                     0            0            0             0
  Common/collective trusts                                         2        1,445          133       150,186
  Registered investment companies                          1,866,323    6,772,946*   8,415,511*            0
  Participant loans                                                0            0            0             0

Investments, at contract value:
  Value of guaranteed investment contracts                         0            0            0     9,850,316*
                                                         ------------ ------------ ------------ -------------
Total assets                                               1,913,196    6,846,544    8,470,401    10,054,543
                                                         ------------ ------------ ------------ -------------

            LIABILITIES
            -----------

Operating payables                                            32,425       76,217       80,545         2,378
                                                         ------------ ------------ ------------ -------------

Net assets available for benefits                        $ 1,880,771  $ 6,770,327  $ 8,389,856  $ 10,052,165
                                                         ============ ============ ============ =============

*  Investment represents 5% or more of the Plan's net assets.


                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1995

                                                       Putnam        Putnam        MCI
                                                        New         Balanced      Common     Participant
                                                   Opportunities   Retirement      Stock        Loans         Total
                                                   ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------
Contributions receivable:
  Employee                                         $     26,865  $     19,313  $     51,920  $         0  $    221,936
  Employer                                                    0             0       126,693            0       126,693
Other receivables                                           141        19,567             7            0        94,466
                                                   ------------- ------------- ------------- ------------ -------------
    Total receivables                                    27,006        38,880       178,620            0       443,095

Non-interest bearing cash                                     0             0             0            0        29,233

Investments, at fair value:
  Common stock                                                0             0    28,434,032*           0    28,434,032
  Common/collective trusts                                  162           146         2,581            0       154,655
  Registered investment companies                     3,281,035*    2,291,462             0            0    22,627,277
  Participant loans                                           0             0             0    2,478,258     2,478,258

Investments, at contract value:
  Value of guaranteed investment contracts                    0             0             0            0     9,850,316
                                                   ------------- ------------- ------------- ------------ -------------
Total assets                                          3,308,203     2,330,488    28,615,233    2,478,258    64,016,866
                                                   ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                        4,409        26,099             0            0       222,073
                                                   ------------- ------------- ------------- ------------ -------------

Net assets available for benefits                  $  3,303,794  $  2,304,389  $ 28,615,233  $ 2,478,258  $ 63,794,793
                                                   ============= ============= ============= ============ =============

*  Investment represents 5% or more of the Plan's net assets.


                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

                                             EuroPacific    Dreyfus      Putnam      Stable       Putnam       Putnam
                                               Growth      S&P 500       Voyager     Asset         New         Balanced
                                                Fund      Stock Index     Fund        Fund      Opportunities  Retirement
ADDITIONS                                    ------------ ------------ ----------- ----------- -------------- ------------
---------

Contributions:
  Participants                               $ 1,094,938  $ 1,600,956  $ 3,089,772 $ 2,275,487  $ 2,316,168    $1,310,492
  Non-cash employer                                    0            0            0           0            0             0
  Rollovers                                       36,129       38,143      116,417      77,412       77,277       129,112
  Transfers from ESOP                              2,422        4,135       24,742      48,928       52,476        17,800
                                             ------------ ------------  ----------- ----------- -------------- ----------
    Total contributions                        1,133,489    1,643,234    3,230,931   2,401,827    2,445,921     1,457,404
                                             ------------ ------------ ----------- ----------- --------------- ----------
Earnings on investments:
  Interest on participant loans                        0            0            0           0            0             0
  Interest on guaranteed investment contracts          0            0            0     930,446            0             0
  Dividends on common stock                            0            0            0           0            0             0
  Net gain on sale of common stock                     0            0            0           0            0             0
  Unrealized appreciation of assets                    0            0            0           0            0             0
  Net gain from registered investment
    companies                                    401,267    1,589,587    1,266,501           0      297,906       422,250
                                             ------------ ------------ ------------ ----------- ------------ ------------
    Total earnings on investments                401,267    1,589,587    1,266,501     930,446      297,906       422,250
                                             ------------ ------------ ------------ ----------- ------------ ------------
Total additions                                1,534,756    3,232,821    4,497,432   3,332,273    2,743,827     1,879,654

DEDUCTIONS
----------
Participant benefit payments                     159,943      465,916      950,717   1,565,643      334,525       285,381

Account maintenance fees                           1,857        3,829        7,387       9,370        3,254         2,429
                                             ------------ ------------ ------------ ----------- ------------ ------------
Net increase                                   1,372,956    2,763,076    3,539,328   1,757,260    2,406,048     1,591,844

Transfers from (to):
  Other master trust investment accounts         (62,133)    (235,482)    (193,351)   (586,094)     848,539        48,422
  Net loans                                      (49,274)    (155,189)    (358,363)   (379,240)     (77,620)      (47,079)
  Western Union International Collectively
    Bargained Plan                                    51        2,390        2,200         615           88            29
  MCI 401(k) Plan for Exempt Employees          (234,530)    (287,384)     753,759   3,210,216     (390,821)       (9,645)

Net assets available for benefits,
  beginning of year                            1,880,771    6,770,327    8,389,856  10,052,165    3,303,794     2,304,389
                                             ------------ ------------ ----------- ----------- ------------   -----------
Net assets available for benefits,
  end of year                                $ 2,907,841  $ 8,857,738  $12,133,429 $14,054,922  $ 6,090,028    $3,887,960
                                             ============ ============ =========== ============ ============ ============

                                     Page 31

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                             MCI           Participant    Total
                                            Common            Loans
                                            Stock
ADDITIONS                            -------------- --------------- ------------
---------
Contributions:
  Participants                        $  3,236,416   $          0   $ 14,924,229
  Non-cash employer                      7,469,320              0      7,469,320
  Rollovers                                 49,608              0        524,098
  Transfers from ESOP                       27,867              0        178,370
                                       ------------   ------------- ------------
    Total contributions                 10,783,211              0     23,096,017
                                     --------------   ------------- ------------
Earnings on investments:
  Interest on participant loans                  0        349,003        349,003
  Interest on guaranteed investment
    contracts                                    0              0        930,446
  Dividends on common stock                 79,756              0         79,756
  Net gain on sale of common stock         195,393              0        195,393
  Unrealized appreciation of assets      9,887,614              0      9,887,614
  Net gain from registered investment
    companies                                    0              0      3,977,511
                                      -------------    ------------ ------------
     Total earnings on investments      10,162,763        349,003     15,419,723
                                      -------------    ------------ ------------
Total additions                         20,945,974        349,003     38,515,740

DEDUCTIONS
----------
Participant benefit payments             3,427,564        349,281      7,538,970
Account maintenance fees                    14,187              0         42,313
                                      -------------    ------------ ------------
Net increase                            17,504,223           (278)    30,934,457

Transfers from (to):
  Other master trust investment accounts   180,099              0              0
  Net loans                               (399,469)     1,466,234              0
  Western Union International Collectively
    Bargained Plan                           2,371              0          7,744
  MCI Plan for Exempt Employees          6,269,105      1,083,900     10,394,600

Net assets available for benefits,
  beginning of year                     28,615,233      2,478,258     63,794,793
                                     --------------   ------------- ------------
Net assets available for benefits,
  end of year                         $ 52,171,562   $  5,028,114   $105,131,594
                                      =============    ============ ============

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                EuroPacific    Putnam     Scudder     Dreyfus     Putnam    Putnam     Putnam
                                                  Growth      Balanced    Income      S&P 500    Growth &  Investors    Vista
                                                   Fund         Fund       Fund     Stock Index   Income     Fund       Fund
ADDITIONS                                       ------------ ---------- ---------- ------------ ---------- ---------  ---------
---------
Contributions:
  Participants                                  $   861,411  $ 212,801  $  93,432  $ 1,393,296  $ 120,271  $ 21,358  $ 31,981
  Non-cash employer                                       0          0          0            0          0         0         0
  Rollovers                                          64,524     19,314      8,821      111,898     57,600    20,838    12,278
                                                ------------ ---------- ---------- ------------ ---------- ---------  --------
    Total contributions                             925,935    232,115    102,253    1,505,194    177,871    42,196    44,259
                                                ------------ ---------- ---------- ------------ ---------- ---------  --------
Earnings on investments:
  Interest on participant loans                           0          0          0            0          0         0         0
  Interest on guaranteed investment contracts             0          0          0            0          0         0         0
  Dividends on common stock                               0          0          0            0          0         0         0
  Net gain on sale of common stock                        0          0          0            0          0         0         0
  Unrealized appreciation of assets                       0          0          0            0          0         0         0
  Net gain from registered investment
    companies                                       150,793     83,427     24,504    1,693,107     48,872     9,374    23,049
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
    Total earnings on investments                   150,793     83,427     24,504    1,693,107     48,872     9,374    23,049
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
Total additions                                   1,076,728    315,542    126,757    3,198,301    226,743    51,570    67,308

DEDUCTIONS
----------

Participant benefit payments                         77,162     13,218     11,926      375,544     12,182       918     4,390

Account maintenance fees                                796        194         74        3,336         63        35        25
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
Net increase                                        998,770    302,130    114,757    2,819,421    214,498    50,617    62,893

Transfers from (to):
  Other master trust investment accounts            268,344   (668,271)  (305,922)     177,693   (422,194)  (79,717) (183,632)
  Net loans                                          (3,588)      (583)       175     (160,142)     1,337    (3,605)   (6,483)
  MCI Communications Retirement Savings Plan        (83,937)   (20,346)      (183)    (364,557)    (5,121)      906    44,438

Net assets available for benefits,
  beginning of year                                 701,182    387,070    191,173    4,297,912    211,480    31,799    82,784
                                                ------------ ---------- ---------- ------------ ---------- --------- ---------
Net assets available for benefits,
  end of year                                   $ 1,880,771  $       0  $       0  $ 6,770,327  $       0  $      0  $      0
                                                ============ ========== ========== ============ ========== ========= =========

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              Putnam       Putnam       Putnam      Putnam       Putnam      Putnam
                                              Voyager    Convertible  High Yield Global Gov't OTC Emerging Diversified
                                               Fund     Income-Growth  Advantage    Income       Growth      Income
ADDITIONS                                  ------------ ------------- ---------- ------------ ------------ -----------
---------
Contributions:
  Participants                             $ 2,526,517  $     32,195  $  19,476  $    11,784  $   141,209  $   16,064
  Non-cash employer                                  0             0          0            0            0           0
  Rollovers                                    153,633        12,929          0            0       34,855           0
                                           ------------ ------------- ---------- ------------ ------------ -----------
    Total contributions                      2,680,150        45,124     19,476       11,784      176,064      16,064
                                           ------------ ------------- ---------- ------------ ------------ -----------
Earnings on investments:
  Interest on participant loans                      0             0          0            0            0           0
  Interest on guaranteed investment contracts        0             0          0            0            0           0
  Dividends on common stock                          0             0          0            0            0           0
  Net gain on sale of common stock                   0             0          0            0            0           0
  Unrealized appreciation of assets                  0             0          0            0            0           0
  Net gain from registered investment
    companies                                2,078,396        10,559      4,890        1,736       59,483       5,629
                                            ----------- ------------- ---------- ------------ ------------ -----------
     Total earnings on investments           2,078,396        10,559      4,890        1,736       59,483       5,629
                                            ----------- ------------- ---------- ------------ ------------ -----------
Total additions                              4,758,546        55,683     24,366       13,520      235,547      21,693

DEDUCTIONS
----------

Participant benefit payments                   555,050         1,186      1,729          225       10,443       1,144

Account maintenance fees                         4,668            25         28            7          126          11
                                            ----------- ------------- ---------- ------------ ------------ -----------
Net increase                                 4,198,828        54,472     22,609       13,288      224,978      20,538

Transfers from (to):
  Other master trust investment accounts       257,303       (94,894)   (62,109)     (30,662)    (458,898)    (69,446)
  Net loans                                   (160,459)       (6,696)       112          214      (17,907)      1,624
  MCI Communications Retirement Savings Plan  (428,679)       (1,120)       591         (446)      11,115        (498)

Net assets available for benefits,
  beginning of year                          4,522,863        48,238     38,797       17,606      240,712      47,782
                                           ------------ ------------- ---------- ------------ ------------ -----------
Net assets available for benefits,
  end of year                              $ 8,389,856  $          0  $       0  $         0  $         0  $        0
                                           ============ ============= ========== ============ ============ ===========

                         MCI COMMUNICATIONS CORPORATION
                      401(K) PLAN FOR NON-EXEMPT EMPLOYEES
                   (FORMERLY MCI CONSUMER MARKETS 401(K) PLAN)
                                 EIN: 52-0886267
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                 Stable        Putnam        Putnam         MCI
                                                  Asset          New        Balanced      Common     Participant
                                                  Fund      Opportunities  Retirement      Stock        Loans         Total
ADDITIONS                                     ------------- ------------- ------------ ------------- ------------ -------------
---------
Contributions:
  Participants                                $  2,147,967  $    972,447  $   589,048  $  2,590,831  $         0  $ 11,782,088
  Non-cash employer                                      0             0            0     6,565,128            0     6,565,128
  Rollovers                                         85,489       162,222       33,088        57,904            0       835,393
                                              ------------- ------------- ------------ ------------- ------------ -------------
    Total contributions                          2,233,456     1,134,669      622,136     9,213,863            0    19,182,609
                                              ------------- ------------- ------------ ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                          0             0            0             0      160,175       160,175
  Interest on guaranteed investment contracts      716,230             0            0             0            0       716,230
  Dividends on common stock                              0             0            0        57,302            0        57,302
  Net gain on sale of common stock                       0             0            0       574,244            0       574,244
  Unrealized appreciation of assets                      0             0            0     8,783,448            0     8,783,448
  Net gain from registered investment
    companies                                            0       593,767      200,784             0            0     4,988,370
                                              ------------- ------------- ------------ ------------- ------------ -------------
     Total earnings on investments                 716,230       593,767      200,784     9,414,994      160,175    15,279,769
                                              ------------- ------------- ------------ ------------- ------------ -------------
Total additions                                  2,949,686     1,728,436      822,920    18,628,857      160,175    34,462,378

DEDUCTIONS
----------

Participant benefit payments                     1,670,191        77,493       77,257     3,060,627      326,895     6,277,580

Account maintenance fees                             8,112           801          691         9,502            0        28,494
                                              ------------- ------------- ------------ ------------- ------------ -------------
Net increase                                     1,271,383     1,650,142      744,972    15,558,728     (166,720)   28,156,304

Transfers from (to):
  Other master trust investment accounts          (861,070)    1,361,740    1,626,852      (455,117)           0             0
  Net loans                                       (313,848)      (17,271)     (23,226)     (184,305)     894,651             0
  MCI Communications Retirement Savings Plan      (407,343)      (68,883)     (44,209)   (1,021,414)     (74,172)   (2,463,858)

Net assets available for benefits,
  beginning of year                             10,363,043       378,066            0    14,717,341    1,824,499    38,102,347
                                              ------------- ------------- ------------ ------------- ------------ -------------
Net assets available for benefits,
  end of year                                 $ 10,052,165  $  3,303,794  $ 2,304,389  $ 28,615,233  $ 2,478,258  $ 63,794,793
                                              ============= ============= ============ ============= ============ =============

NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1996 and 1995, the Plan held 1,595,520 and 1,089,037 shares of MCI Communications Corporation Common Stock at fair market values of $52,153,560 and $28,451,092, respectively. Of these shares, 275,777 and 295,130 were contributed by MCIT during the Plan years ended December 31, 1996 and 1995, respectively, as MCIT's matching contributions. As of December 31, 1996 and 1995, the Plan's benefit claims payable were $11,755,110 and $10,457,005, respectively, which include 156,894 and 159,503 shares of MCI Communications Corporation Common Stock at fair market values of $5,128,464 and $4,167,016, respectively. Net assets include account balances of participants who have terminated from MCIT and have not received a distribution as of year end.

NOTE 6 - TRANSFER OF ASSETS TO (FROM) THE PLAN

During the years ended December 31, 1996 and 1995, certain participants transferred between the Plan and the Exempt Plan. During the plan year ended December 31, 1996, assets valued at $10,394,600 were transferred to the Plan, including 235,152 shares of MCI Communications Corporation Common Stock at a fair value of $6,269,575. During the year ended December 31, 1995, assets valued at $2,463,858 were transferred from the Plan, including 47,040 shares of MCI Communications Corporation Common Stock at a fair value of $1,021,414.

During the year ended December 31, 1996, certain participants transferred between the Plan and the Western Union International 401(k) Plan for
Collectively Bargained Employees. During the year ended December 31, 1996, assets valued at $7,744, including 86 shares of MCI Communications Corporation Common Stock at a fair value of $2,371 were transferred to the Plan.

NOTE 7 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part II of the MCI Communications Corporation ESOP and 401(k) for Non-Exempt Employees. The Plan, as amended through January 24, 1995, has been determined by letter dated January 31, 1996, by the IRS to be qualified under Section 401 of the Internal Revenue Code.

NOTE 8- MERGER AGREEMENT

Effective November 3, 1996, MCI Communications Corporation ("MCI") and British Telecommunications, plc ("BT") entered into an Agreement and Plan of Merger ("the Merger"). As a result of the proposed merger, the stockholders of MCI and BT will become the owners of a combined company, renamed Concert plc (Concert). Under the terms of the Merger, each outstanding share of the MCI's common stock (other than treasury shares and shares owned by BT including the shares of Class A common stock) will be converted into the right to receive (i) .54 American Depository Share (ADS) of Concert, each ADS representing ten ordinary shares of 25 pence each of Concert (with cash being paid in lieu of fractional ADSs), and
(ii) $6.00 in cash.

The shareholders of the respective companies approved the Merger at meetings held on April 2, 1997 and April 15, 1997, respectively. Completion of the Merger is subject to certain conditions, including the receipt of required regulatory approvals. MCI expects to complete the Merger in the fall of 1997.


NOTE 9 - SUBSEQUENT EVENTS

Effective January 1, 1997, the eligibility requirements under the Plan were amended to permit an employee to become a participant and eligible for elective contributions on the entry date coincident with or next following the close of the three consecutive, full, calendar months period from his or her date of hire. The participant shall be eligible to receive matching contributions after completing a 12-consecutive-month period starting on his or her date of hire in which the participant has completed 1,000 hours of service.

                                                                     SCHEDULE I
                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1996


                                                                                                   CURRENT
                                                           NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                        OF SHARES            COST                12/31/96
------------------                                        ---------        ------------          ------------
LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                      $          0          $ 26,210,945
      (maturities range 1997-2011)                                                               ------------

INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                        2,225,365             2,225,365
                                                                                                 ------------

INTEREST IN REGISTERED INVESTMENT
  COMPANIES

     EuroPacific Growth Fund                                986,064          22,903,818            25,677,109
  *  Dreyfus S&P 500 Stock Index                          4,878,384          55,973,987            77,615,093
  *  Putnam Voyager Fund                                  8,291,373         102,466,644           133,656,939
  *  Putnam New Opportunities                             1,291,053          44,871,300            52,455,498
  *  Putnam Balanced Retirement                           2,836,470          27,895,654            29,329,101
                                                                                                 ------------
     Total investment in registered
       investment companies                                                                       318,733,740
                                                                                                 ------------

GUARANTEED INVESTMENT CONTRACTS **
  Stable Asset Fund

     Aetna Life Insurance (6.63% Matures 6/30/00)                            20,306,182            20,306,182
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                   6,474,248             6,474,248
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)               4,000,628             4,000,628
     Metropolitan Life Insurance (8.96% Matures 6/30/96)    14,261,226       14,261,226
     New York Life Insurance (6.82% Matures 3/31/98)         8,847,294        8,847,294
     New York Life Insurance (8.08% Matures 12/31/99)        5,803,475        5,803,475
     Pacific Mutual Life Insurance (7.30% Matures 12/31/01)                   4,642,586             4,642,586
     Pacific Mutual Life Insurance (7.36% Matures 12/31/01)                   1,287,816             1,287,816
     Peoples Security Insurance Company (5.72% Matures  6/30/94)              7,000,905             7,000,905
     Peoples Security Insurance Company (5.86% Matures 3/31/98)               5,220,011             5,220,011
     Principal Mutual Life Insurance (6.60% Matures  4/02/01)                 3,409,732             3,409,732
     Prudential Life Insurance (7.00% Matures 9/30/98)       6,028,870        6,028,870
     TransAmerica Life Insurance (5.60% Matures 6/30/95)     3,426,163        3,426,163
     TransAmerica Life Insurance (7.25% Matures 12/31/98)    4,071,194        4,071,194
                                                                                                 ------------
     Total guaranteed investment contracts                                                         94,780,330
                                                                                                 ------------

COMMON STOCK

  *  MCI Communications Corporation                       11,299,325        248,485,916           369,352,337
                                                                                                 ------------

     TOTAL INVESTMENTS                                                                           $811,302,717
                                                                                                 ============

  *  Denotes a party-in-interest

  ** Current value is considered to be contract value.

                                                                   SCHEDULE II

                         MCI COMMUNICATIONS CORPORATION
                        DEFINED CONTRIBUTION MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1996 to December 31, 1996 are considered reportable transactions. Fair value at January 1, 1996 is $602,522,823. Five percent (5%) of fair value is $30,126,141.

Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
--------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------
        * Putnam Voyager Fund      $ 26,805,559                                         $ 26,805,559    $ 26,805,559  $        0
                                  (129 purchases)
        * Putnam Voyager Fund                      $ 15,121,764                         $ 10,559,468    $ 15,121,764  $4,562,296
                                                    (126 sales)
          MCI Common Stock         $ 10,197,229                                         $ 10,197,229    $ 10,197,229  $        0
                                 (202 deliveries)
          MCI Common Stock                         $ 38,361,503                         $ 38,361,503    $ 38,361,503  $        0
                                                    (209 receipts)
          Stable Asset Fund        $ 35,230,443                                         $ 35,230,443    $ 35,230,443  $        0
                                 (207 purchases)
          Stable Asset Fund                        $ 34,678,608                         $ 34,678,608    $ 34,678,608  $        0
                                                    (179 sales)
        *  Mellon Bank Temporary   $ 37,705,175                                         $ 37,705,175    $ 37,705,175  $        0
            Investment Fund       (100 purchases)
        *  Mellon Bank Temporary                   $ 37,558,568                         $ 37,558,568    $ 37,558,568  $        0
            Investment Fund                          (62 sales)


   *  Denotes a party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Communications Corporation ESOP and 401(k) Plan for Non-Exempt Employees has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MCI  COMMUNICATIONS  CORPORATION
                                              401(K)  PLAN  FOR  NON-EXEMPT
                                              EMPLOYEES  - PART  II OF THE  MCI
                                              COMMUNICATIONS   CORPORATION
                                              ESOP AND 401(K) FOR NON-EXEMPT
                                              EMPLOYEES


Date:  June 27, 1997                       By:David M. Case
                                             ------------------------------
                                             David M. Case
                                             Vice President
                                             MCI Telecommunications Corporation